Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, June 28, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that on this date the offering of bonds by its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”) was priced, with the issuance of debt instruments on the international market in the principal amount of 1 billion US Dollars (US$1,000,000,000.00) with yield of 3.280% per annum, with a coupon of 3.125% p.a, to be paid semi-annually, on the 15th of January and July of each year, starting on January 15, 2022, and maturing on January 15, 2032 (“Notes”). The settlement of the abovementioned operation is expected to be on July 1, 2021.

The Notes have environmental performance indicators (KPIs) associated with (i) a goal of reducing the Company’s industrial water withdrawal intensity by the end of 2026; and (ii) a goal of increasing the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and diversity&inclusion and in convergence with the implementation of its Long Term Goal published in 2020. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the International Capital Markets Association (ICMA).

The Notes are senior obligations and are fully guaranteed by the Company. The proceeds obtained will be used to repay existing debt, including payments with respect to (i) maturing obligations under certain export pre-payment agreements; and (ii) the optional redemption with make-whole preminum of the outstanding 5.25% Senior Notes due May 2024 issued by Fibria Overseas Finance Ltd., upon terms to be subsequently determined; and otherwise for general corporate purposes.

Suzano and Suzano Austria filed a registration statement (including prospectus) with the U.S. Securities and Exchange Commission (SEC) on this offering. Before investing, the Company advises that the preliminary supplemental prospectus, Form 6-K and other documents that Suzano and Suzano Austria have filed with the SEC for complete information on the offering companies and the offering be read. Such documents can be obtained free of charge by accessing EDGAR on the SEC’s website, www.sec.gov.

The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

This notice is for informational purposes and is not an offer to sell Notes, nor is it a solicitation of an offer to purchase Notes, and there should be no sale of these Notes in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

The operations mentioned in this document are inserted in the Company’s liability management strategy. Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, June 28, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer